UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 9)1

DIRTT Environmental Solutions Ltd.

(Name of Issuer)

Common Shares, without par value

(Title of Class of Securities)

25490H106

(CUSIP Number)

Aron R. English

22NW, LP

590 1st Ave. S

Unit C1

Seattle, Washington 98104

(206) 227-3078

RYAN NEBEL

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 20, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 25490H106

1	NAME OF REPORTING PERSON

22NW Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		28,671,295 (1)
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

28,671,295 (1)
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

28,671,295 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

25.6% (1)
14	TYPE OF REPORTING PERSON

PN

(1)	Inclusive of 7,314,885 Shares issuable upon the conversion of the Convertible Debentures (as defined in Amendment No. 8 to the Schedule 13D).
2

CUSIP No. 25490H106

1	NAME OF REPORTING PERSON

22NW, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		28,671,295 (1)
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

28,671,295 (1)
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

28,671,295 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

25.6% (1)
14	TYPE OF REPORTING PERSON

PN

(1)	Inclusive of 7,314,885 Shares issuable upon the conversion of the Convertible Debentures.
3

CUSIP No. 25490H106

1	NAME OF REPORTING PERSON

22NW Fund GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		28,671,295 (1)
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

28,671,295 (1)
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

28,671,295 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

25.6% (1)
14	TYPE OF REPORTING PERSON

OO

(1)	Inclusive of 7,314,885 Shares issuable upon the conversion of the Convertible Debentures.
4

CUSIP No. 25490H106

1	NAME OF REPORTING PERSON

22NW GP, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		28,671,295 (1)
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

28,671,295 (1)
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

28,671,295 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

25.6% (1)
14	TYPE OF REPORTING PERSON

CO

(1)	Inclusive of 7,314,885 Shares issuable upon the conversion of the Convertible Debentures.
5

CUSIP No. 25490H106

1	NAME OF REPORTING PERSON

Aron R. English
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		30,448,664 (1)
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

30,448,664 (1)
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

30,448,664 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

27.2% (1)
14	TYPE OF REPORTING PERSON

IN

(1)	Inclusive of 7,314,885 Shares issuable upon the conversion of the Convertible Debentures.
6

CUSIP No. 25490H106

1	NAME OF REPORTING PERSON

Bryson O. Hirai-Hadley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,250
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,250
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,250
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

7

CUSIP No. 25490H106

1	NAME OF REPORTING PERSON

Alexander B. Jones
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,200
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,200
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,200
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

8

CUSIP No. 25490H106

The following constitutes Amendment No. 9 to the Schedule 13D filed by the undersigned (“Amendment No. 9”). This Amendment No. 9 amends the Schedule 13D as specifically set forth herein.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On November 21, 2023, the Issuer announced that its board of directors approved a rights offering to its common shareholders for aggregate gross proceeds of C$30,000,000 (the “Rights Offering”). Under the Rights Offering, each holder of the Shares of record at the close of business on December 12, 2023 (the “Record Date”) will receive one right (a “Right”) for each Share held. Each Right will entitle the holder to subscribe for 0.81790023 Shares at a subscription price (the “Subscription Price”) of C$0.35 per whole Share, exercisable for whole Shares only (the “Basic Subscription Privilege”). The Record Date is subject to the Company receiving applicable regulatory approvals. The Rights are expected to expire at 5:00 p.m. (Eastern Time) on January 5, 2024. In accordance with applicable law, the Rights Offering will include an additional subscription privilege (the “Additional Subscription Privilege”) under which eligible holders of Rights who fully exercise the Rights issued to them under their Basic Subscription Privilege will be entitled to subscribe for additional Shares on a pro rata basis, that are not otherwise subscribed for under the Basic Subscription Privilege, subject to certain limitations.

In connection with the Rights Offering, on November 20, 2023, the Issuer entered into a Standby Purchase Agreement (the “Standby Purchase Agreement”) with 22NW Fund and 726 BC LLC and 726 BF LLC (collectively, “726” and together with 22NW Fund, the “Standby Purchasers”). Subject to the terms and conditions of the Standby Purchase Agreement, each Standby Purchaser has agreed to exercise its Basic Subscription Privilege in full and, in addition thereto, to collectively purchase all Shares not subscribed for by holders under the Basic Subscription Privilege or Additional Subscription Privilege, so that 85,714,285 Shares will be sold and the Issuer will realize gross proceeds of C$30,000,000 under the Rights Offering (the “Standby Commitments”).

Specifically, pursuant to the Standby Purchase Agreement, 22NW Fund and 726 have each agreed to exercise its Basic Subscription Privilege in full, and in addition thereto, to purchase from the Issuer at the Subscription Price, 50% and 50%, respectively of all Shares not issued under the Basic Subscription Privilege or Additional Subscription Privilege, or up to 42,857,142 Shares each.

The Standby Purchasers may also exercise their Additional Subscription Privilege, subject to the availability and pro rata allocation of Shares among shareholders exercising their Additional Subscription Privilege. Under the Standby Commitments, each Standby Purchaser is required to purchase 50% of all Shares not subscribed for by holders under the Basic Subscription Privilege or Additional Subscription Privilege in addition to the exercise of such Standby Purchaser’s Basic Subscription Privilege in full and the exercise of its Additional Subscription Privilege, if any. In no event will either Standby Purchaser be required to subscribe for Shares with an aggregate Subscription Price in excess of C$15,000,000. If the aggregate Subscription Price paid by a Standby Purchaser in the Rights Offering equals C$15,000,000, and there remain Shares not subscribed for in the Rights Offering, the other Standby Purchaser is required to purchase such number of Shares as is necessary so that the aggregate gross proceeds to the Issuer pursuant to the Rights Offering is C$30,000,000.

9

CUSIP No. 25490H106

The Standby Purchase Agreement contains certain conditions precedent that must be satisfied by the closing of the Rights Offering, and if any such conditions precedent are not satisfied (or waived by the Standby Purchasers) on or before January 5, 2024 (subject to any cure periods), or the Rights Offering is otherwise terminated or cancelled, the Standby Purchase Agreement may be terminated by the Standby Purchasers. The Standby Purchase Agreement may also be terminated by the Standby Purchasers if (i) any order is made by a competent regulatory authority, and remains in effect, to cease trading the securities of the Issuer on the TSX; or (ii) the closing of the Rights Offering has not occurred on or before January 31, 2024, provided that each Standby Purchaser has used commercially reasonable efforts to comply with its obligations under the Standby Purchase Agreement and that the Standby Purchaser seeking to terminate the Standby Purchase Agreement has not been the cause of the failure to close the Rights Offering on or before January 31, 2024. The Issuer may terminate the Standby Purchase Agreement if the closing of the Rights Offering has not occurred, or the Rights Offering is otherwise terminated or canceled, on or before January 31, 2024, provided the Issuer has used commercially reasonable efforts to comply with its obligations under the Standby Purchase Agreement.

The foregoing description of the Standby Purchase Agreement does not purport to be complete and is subject to and qualified in its entirety by reference to the full text of the Standby Purchase Agreement, a copy of which is attached hereto as Exhibit 99.1 and is incorporated by reference herein.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) and (c) are hereby amended and restated as follows:

(a)       The aggregate percentage of Shares reported owned by each person named herein is based upon 104,797,972 Shares outstanding as of November 17, 2023, which is the total number of Shares outstanding as reported in Amendment No. 2 to the Issuer’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission on November 21, 2023, plus the number of Shares underlying the Convertible Debentures as reported herein, as applicable.

As of the date hereof, 22NW Fund directly beneficially owned 28,671,295 Shares, constituting approximately 25.6% of the Shares outstanding, including 7,314,885 Shares issuable upon conversion of the Convertible Debentures owned by 22NW Fund.

As of the date hereof, Mr. English directly beneficially owned 1,777,369 Shares, constituting approximately 1.7% of the Shares outstanding.

As of the date hereof, Mr. Hirai-Hadley directly beneficially owned 1,250 Shares, constituting less than 1% of the Shares outstanding.

As of the date hereof, Mr. Jones directly beneficially owned 1,200 Shares, constituting less than 1% of the Shares outstanding.

22NW, as the investment manager of 22NW Fund, may be deemed to beneficially own the 28,671,295 Shares beneficially owned by 22NW Fund, constituting approximately 25.6% of the Shares outstanding. 22NW GP, as the general partner of 22NW Fund, may be deemed to beneficially own the 28,671,295 Shares beneficially owned by 22NW Fund, constituting approximately 25.6% of the Shares outstanding. 22NW Inc., as the general partner of 22NW, may be deemed to beneficially own the 28,671,295 Shares beneficially owned by 22NW Fund, constituting approximately 25.6% of the Shares outstanding. Mr. English, as the Portfolio Manager of 22NW, Manager of 22NW GP and President and sole shareholder of 22NW Inc., may be deemed to beneficially own the 28,671,2955 Shares beneficially owned by 22NW Fund, which, together with the Shares he directly beneficially owns, constitutes an aggregate of 30,448,664 Shares, constituting approximately 27.2% of the Shares outstanding.

10

CUSIP No. 25490H106

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

(c)       No Reporting Person has entered into any transactions in the Shares during the past sixty days.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On November 20, 2023, 22NW Fund, 726 and the Issuer entered into the Standby Purchase Agreement as defined and described in Item 4 above and attached as Exhibit 99.1 hereto.

As of the date hereof, Mr. English holds 351,749 DSUs (as defined and described in Amendment No. 4 to the Schedule 13D), which were received pursuant to the Issuer’s Deferred Share Unit Plan for Non-Employee Directors in connection with his service as a director of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1	Standby Purchase Agreement, dated November 20, 2023, by and among the Issuer, 22NW Fund, LP, 726 BC LLC and 726 BF LLC (incorporated by reference to Exhibit 10.32 to Amendment No. 2 to the Issuer’s Registration Statement on Form S-1, File No. 333-275172, filed on November 21, 2023).

11

CUSIP No. 25490H106

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 29, 2023

22NW FUND, LP

By:	22NW Fund GP, LLC General Partner

By:	/s/ Aron R. English
	Name:	Aron R. English
	Title:	Manager

22NW, LP

By:	22NW GP, Inc. General Partner

By:	/s/ Aron R. English
	Name:	Aron R. English
	Title:	President and Sole Shareholder

22NW FUND GP, LLC

By:	/s/ Aron R. English
	Name:	Aron R. English
	Title:	Manager

22NW GP, INC.

By:	/s/ Aron R. English
	Name:	Aron R. English
	Title:	President and Sole Shareholder

/s/ Aron R. English
ARON R. ENGLISH Individually and as attorney-in-fact for Bryson O. Hirai-Hadley and Alexander B. Jones

12